Exhibit 12.1

COLONIAL PROPERTIES TRUST
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Share Distributions
(all dollar amounts in thousands)


                                                                                    Year Ended December 31,
                                                            -----------------------------------------------------------------------

                                                                2002          2001           2000            1999           1998
                                                            -------------  ------------  -------------   ------------   -----------

Earnings:
Pre-tax income before adjustment for minority interest
   in consolidated subsidiaries or income, loss from
   equity investees, extraordinary gain or loss, or
   gains on sale of properties                               $ 59,131      $ 60,357         $ 60,805       $ 68,226        $ 68,685
Amoritzation of interest capitalized                            1,500         1,300            1,100            900             700
Interest capitalized                                           (8,064)      (10,608)          (9,553)        (8,664)         (3,727)
Distributed income of equity investees                          5,420         2,746            4,062          8,678             854
Fixed charges                                                  85,838        92,199           91,505         75,563          56,748
                                                            -------------  ------------  -------------   ------------   -----------

       Total Earnings                                       $ 143,825     $ 145,994        $ 147,919      $ 144,703       $ 123,260
                                                            -------------  ------------  -------------   ------------   -----------

Fixed Charges:
Interest expense                                             $ 65,265      $ 71,397         $ 71,855       $ 57,211        $ 52,063
Capitalized interest                                            8,064        10,608            9,553          8,664           3,727
Debt costs amortization                                         3,636         1,321            1,224          2,100             958
Distributions to Series B preferred unitholders                 8,873         8,873            8,873          7,588               0
                                                            -------------  ------------  -------------   ------------   -----------

     Total Fixed Charges                                     $ 85,838      $ 92,199         $ 91,505       $ 75,563        $ 56,748
                                                            -------------  ------------  -------------   ------------   -----------

Distributions to Series A and
    Series C preferred shareholders                          $ 15,565      $ 13,407         $ 10,940       $ 10,943        $ 10,938
                                                            -------------  ------------  -------------   ------------   -----------

Combined Fixed Charges and Preferred Share Distributions    $ 101,403     $ 105,606        $ 102,445       $ 86,506        $ 67,686
                                                            -------------  ------------  -------------   ------------   -----------

Ratio of Earnings to Fixed Charges                                1.7           1.6              1.6            1.9             2.2
                                                            =======================================================================

Ratio of Earnings to Combined Fixed Charges and Preferred
   Share Distributions                                            1.4           1.4              1.4            1.7             1.8
                                                            =======================================================================
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